Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust	$41,930,062	$350,000
Columbia Funds Series Trust	$31,499,121,479	$2,500,000
Columbia Funds Series Trust II	$57,717,033,913	$2,500,000
Columbia Funds Variable Insurance Trust I	$581,311,121	$900,000
Columbia Funds Variable Series Trust II	$113,169,519,951	$2,500,000
Columbia ETF Trust I	$22,000,000	$250,000